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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SEC FILE NUMBER
8-36804

SEC Mail Processing Section
MAR 01 2011
Washington, DC
110

11020630

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2010 (MM/DD/YY) AND ENDING 12/31/2010 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

FISN, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

4800 MONTGOMERY LANE
(No. and Street)

BETHESDA	MD	20814
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

THOMAS M. COAN (240)-497-0400
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

REZNICK GROUP, P.C.

(Name - *if individual, state last, first, middle name)*

7700 OLD GEORGETOWN ROAD	BETHESDA	MARYLAND	20814-6224
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not in residence in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas M. Coan, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of FISN, Inc. as of December 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

No Exceptions

Signature

President

Title

Notary Public

MARY L. CRONIN
NOTARY PUBLIC
Montgomery County, MD.
My Commission Expires May 1, 2011

This report** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent Auditors' Report on internal accounting control required by SEC Rule 17a-5.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

FISN, INC.

DECEMBER 31, 2010

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES

Board of Directors
FISN, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [Transitional Assessment Reconciliation (Form SIPC-7T)] to the Securities Investor Protection Corporation (SIPC) for the year ended December 31, 2010, which were agreed to by FISN, Inc. (the Company), the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC (the Specified Parties) solely to assist you and the Specified Parties in evaluating the Company's compliance with the applicable instructions of the Transitional Assessment Reconciliation (Form SIPC-7T). The Company's management is responsible for compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of the Company and the Specified Parties. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7T with the Company's cash disbursement records and general ledger and agreed the amounts to canceled checks.

   We noted no exceptions as a result of our procedures.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7T for the year ended December 31, 2010.

   We noted no exceptions as a result of our procedures.

3. We compared the adjustments reported in Form SIPC-7T with supporting schedules and working papers prepared by the client. Specifically, we compared to the following schedules:

   - Schedule of direct mutual fund commissions and other related income
   - Schedule of clearing fees paid to clearing broker

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

- Schedule of Certificate of Deposit Placement, Commissions and Trading Income

- We agreed the advertising and interest expense deductions in Form SIPC-7T to the audited trial balance as of December 31, 2010.

We noted no exceptions as a result of our procedures.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments.

   We noted no exceptions as a result of our procedures.

5. We determined if there was any amount of overpayment applied to the current assessment with the Form SIPC-7T on which it was originally computed.

   We determined that there was no overpayment applied.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the Company and the Specified Parties listed above and is not intended to be and should not be used by anyone other than these parties.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2011

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

FINANCIAL STATEMENTS AND
INDEPENDENT AUDITORS' REPORT

FISN, INC.

DECEMBER 31, 2010 AND 2009

(WITH SUPPLEMENTAL INFORMATION)

FISN, Inc.

TABLE OF CONTENTS

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
FISN, Inc.

We have audited the accompanying statements of financial condition of FISN, Inc. as of December 31, 2010 and 2009, and the related statements of income, changes in stockholders' equity and cash flows for the years then ended that you are filing pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purposes of expressing an opinion on the effectiveness of the internal control on financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of FISN, Inc. as of December 31, 2010 and 2009, and the results of its operations, changes in stockholders' equity and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2011

FISN, Inc.

STATEMENTS OF FINANCIAL CONDITION

December 31, 2010 and 2009

ASSETS

	2010	2009
Current assets		
Cash and cash equivalents	$ 23,675	$ 7,478
Cash deposits with clearing organization	1,455,842	1,220,896
Certificate of deposits	-	20,533
Commissions receivable		
Broker	12,612	13,613
Other	2,795	3,066
Deferred income tax assets	35,027	29,711
Total current assets	1,529,951	1,295,297
Property and equipment		
Furniture and equipment	160,620	160,620
Leasehold improvements	7,363	7,363
Automobiles	51,878	51,878
Less: Accumulated depreciation	(175,549)	(161,675)
Net property and equipment	44,312	58,186
Other assets		
Deposit	10,410	10,410
Investment securities	-	11,892
Total other assets	10,410	22,302
Total assets	$ 1,584,673	$ 1,375,785

(continued)

FISN, Inc.

STATEMENTS OF FINANCIAL CONDITION - CONTINUED

December 31, 2010 and 2009

LIABILITIES AND STOCKHOLDERS' EQUITY

	2010	2009
Current liabilities		
Accounts payable	$ 3,289	$ 19,550
Commissions payable	107,539	77,888
Payroll taxes withheld	246	828
Income taxes payable	59,155	6,991
Note payable	-	11,438
Total current liabilities	170,229	116,695
Stockholders' equity		
Common stock, $1 par value, 1000 shares authorized, 100 shares issued and outstanding	100	100
Additional paid-in capital	14,900	14,900
Retained earnings	1,399,444	1,244,090
Total stockholders' equity	1,414,444	1,259,090
Total liabilities and stockholders' equity	$ 1,584,673	$ 1,375,785

See notes to financial statements

FISN, Inc.

STATEMENTS OF INCOME

Years ended December 31, 2010 and 2009

	2010	2009
Income		
CD placement income	$ 46,494	$ 68,860
Securities income	4,148,857	4,113,802
Total revenue	4,195,351	4,182,662
Expenses		
Advertising	100,995	100,598
Co-brokers fees	2,477	3,168
Depreciation	13,874	13,148
Data services	125,139	117,729
Clearing expenses	270,942	268,277
Insurance	94,725	90,988
Office expense	18,592	20,162
Professional services	89,412	110,259
Regulatory fees	49,044	51,244
Rent	148,905	163,329
Repairs and maintenance	25,520	11,752
Retirement plan contribution	62,687	62,101
Salaries and commissions		
Officers	637,250	595,250
Others	2,040,190	2,005,799
Supplies	22,748	20,993
Payroll and property taxes	135,351	147,339
Telephone	21,116	25,223
Training	1,615	1,790
Travel and entertainment	60,321	50,296
Total operating expenses	3,920,903	3,859,445
Income from operations	274,448	323,217
Other income (expenses)		
Interest income	34	868
Interest expense	(416)	(969)
Unrealized loss on investment securities	-	(2,934)
Realized loss on investment securities	(707)	-
Total other income (expenses)	(1,089)	(3,035)
Provision for income taxes		
Income tax expense	118,005	130,848
NET INCOME	$ 155,354	$ 189,334

See notes to financial statements

FISN, Inc.

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

Years ended December 31, 2010 and 2009

	Common stock		Additional paid-in capital	Retained earnings	Total stockholders' equity
	Shares	Amount			
Balance, January 1, 2009	100	$ 100	$ 14,900	$ 1,054,756	$ 1,069,756
Net income	-	-	-	189,334	189,334
Balance, December 31, 2009	100	100	14,900	1,244,090	1,259,090
Net income	-	-	-	155,354	155,354
Balance, December 31, 2010	100	$ 100	$ 14,900	$ 1,399,444	$ 1,414,444

See notes to financial statements

FISN, Inc.

STATEMENTS OF CASH FLOWS

Years ended December 31, 2010 and 2009

	2010	2009
Cash flows from operating activities		
Net income	$ 155,354	$ 189,334
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Depreciation	13,874	13,148
Unrealized loss on investment securities	-	2,934
Realized loss on investment securities	707	-
Net change in operating assets and liabilities:		
Cash deposits with clearing organizations	(234,946)	(56,337)
Commissions receivable	1,272	19,182
Deferred income tax assets	(5,316)	(19,889)
Accounts payable	(16,261)	3,027
Commissions payable	29,651	19,198
Payroll taxes withheld	(582)	612
Income taxes payable	52,164	(132,231)
Net cash (used in) provided by operating activities	(4,083)	38,978
Cash flows from investing activities		
Purchase of property and equipment	-	(51,878)
Proceeds from investment securities	11,185	-
Proceeds from certificate of deposit	20,533	20,175
Purchase of certificate of deposit	-	(20,533)
Net cash provided by (used in) investing activities	31,718	(52,236)
Cash flows from financing activities		
Proceeds from borrowing note	-	20,528
Repayment of note	(11,438)	(9,090)
Net cash (used in) provided by financing activities	(11,438)	11,438
Net increase (decrease) in cash	16,197	(1,820)
Cash and cash equivalents, beginning of year	7,478	9,298
Cash and cash equivalents, end of year	$ 23,675	$ 7,478
Supplemental disclosure of cash flow information		
Interest paid	$ 416	$ 969
Income taxes paid	$ 66,991	$ 282,969

See notes to financial statements

NOTE 1 - SUMMARY OF OPERATIONS AND SIGNIFICANT ACCOUNTING POLICIES

Operations

FISN, Inc. (the Company) was incorporated in the District of Columbia on February 15, 1984 for the purpose of providing brokerage, investment advisory, and venture capital services in the metropolitan Washington, DC area. The Company operates through two divisions, First Internet Securities Network (formerly known as First Income Securities Network), which is a regulated securities broker-dealer, and Federally Insured Savings Network, which assists in the placement of time deposits with financial institutions. Approximately 98% of the Company's revenues are derived from the operations of First Internet Securities Network. The Company does not hold any funds or securities for the account of securities customers and clears all its securities customer transactions through another broker-dealer on a fully disclosed basis. It is, therefore, exempt from SEC Rule 15c3-3 under Section (k)(2)(ii).

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Cash and Cash Equivalents

The Company considers all highly liquid investments with original maturities of three months or less to be cash equivalents.

Financial Instruments

Cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses are carried at cost, which management believes approximates fair value due to the short-term maturity of these instruments.

Property and Equipment

Property and equipment are stated at cost and depreciated using accelerated methods over the estimated useful lives of the assets.

Income Taxes

The Company files its income tax returns on the cash basis, whereby revenue is recognized when received and expenses are recognized when paid. Deferred income taxes are provided on an asset and liability method whereby deferred tax assets are recognized for operating loss carry-forwards and deductible temporary differences, and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax bases. Temporary differences result from the Company using the cash method of accounting for income tax purposes and accrual basis accounting for financial statement purposes. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment. The Company assesses the likelihood, based on their technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change.

Accounts Receivable

The Company's receivables are primarily from broker/dealers and professional associations located throughout the United States. All accounts at December 31, 2010 and 2009 are considered to be collectible.

Advertising Costs

Advertising costs are charged to operations when incurred. Advertising costs incurred for the years ended December 31, 2010 and 2009 were $100,995 and $100,598, respectively.

Reclassification

Reclassifications have been made to the prior year balances to conform to the current year presentation.

NOTE 2 - CONCENTRATIONS OF CREDIT RISK

The Company holds a majority of its cash and cash equivalents with one clearing broker. The cash balance is protected by the Securities Investor Protection Corporation (SIPC) up to $250,000. At December 31, 2010 and 2009, the uninsured portions of the cash balances were $1,205,842 and $970,896, respectively. The Company has not experienced any losses with respect to its cash and cash equivalent balances in excess of SIPC insurance.

NOTE 3 - FAIR VALUE MEASUREMENTS

Generally Accepted Accounting Principles establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (level 1 measurement) and the lowest priority to unobservable inputs (level 3 measurements). The three levels of the fair value hierarchy under the Codification are described below:

- Level 1 - Inputs to the valuation methodology are unadjusted quoted prices for identical assets or liabilities in active markets that the Company has the ability to access;

- Level 2 - Inputs to the valuation methodology include quoted prices for similar assets and liabilities in active markets, as well as interest rates and yield curves that are observable at commonly quoted intervals; and

- Level 3 - Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

In instances where the determination of the fair value measurement is based on inputs from different levels of the fair value hierarchy, the fair value measurements will fall within the lowest level input that is significant to the fair value measurement in its entirety.

As of December 31, 2009, the Company held marketable equity securities with a fair market value of $11,892 that have been classified as Level 1. These marketable securities were sold during 2010.

NOTE 4 - NOTE PAYABLE

The Company entered into a $20,528 promissory note dated January 26, 2009 with a financial institution, fully collateralized by an automobile, bearing interest at 6.5% and

maturing on January 24, 2011. During the years ended December 31, 2010 and 2009, interest expense on the note was $416 and $969, respectively. The note was paid in full as of December 31, 2010. At December 31, 2009, the outstanding balance on the note was $11,438 which is included in current liabilities.

NOTE 5 - INCOME TAXES

The net deferred tax assets and liabilities in the accompanying balance sheets include the following components:

	2010	2009
Deferred tax assets	$ 46,824	$ 41,168
Deferred tax liabilities	(11,797)	(11,457)
Deferred tax valuation allowance	-	-
Net deferred tax asset (liability)	$ 35,027	$ 29,711

The provisions for income taxes and (benefit) were as follows for the years ended December 31, 2010 and 2009:

	2010	2009
Current		
Federal	$ 97,966	$ 111,731
State	25,355	39,007
Total current	123,321	150,738
Deferred		
Federal	(4,204)	(15,456)
State	(1,112)	(4,434)
Total deferred	(5,316)	(19,890)
Total provision for income taxes	$ 118,005	$ 130,848

The Company's policy for penalties and interest assessed by income taxing authorities is to include them in general and administrative expenses. For the years ended December 31, 2010 and 2009, the Company incurred $0 and $1,068 in interest, respectively.

For the years ended December 31, 2010 and 2009, the Company had no uncertain tax positions for which it was reasonably possible that the total amount of unrecognized benefit would significantly increase or decrease within a 12 month period.

The federal income tax returns of the Firm for 2007, 2008 and 2009 are subject to examination by the Internal Revenue Service, generally for three years after they were filed.

NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 1500%. At December 31, 2010, the Company had net capital of $1,321,900, which was $1,221,900 in excess of its required net capital of $100,000. The Company's aggregate indebtedness ratio was 12.88%.

NOTE 7 - LEASE

The Company leases office space under an operating lease that expires in 2011. The lease provides for a base rental plus contingent rentals based on the Company's share of the increase in the landlord's operating expenses and taxes as defined in the lease. The lease provides for a base rental which shall increase each December 1st by 3% of prior year's base, as escalated.

In addition, the Company has leased storage space under an operating lease that expires on November 30, 2011. The lease provides for a base rental which shall increase each December 1st by 3% of prior year's base, as escalated.

Rent expense for the years ended December 31, 2010 and 2009 was $148,905 and $163,329, respectively.

Future minimum lease payments are as follows:

Year ending December 31,		
2011	$	123,757
	$	123,757

NOTE 8 - RETIREMENT PLAN

The Company sponsors an employee salary reduction plan (Simple-IRA) under section 408(p) of the Internal Revenue Code. The Company matches the employee's elective deferral on a dollar for dollar basis, not to exceed 3% of the employee's compensation or the indexed ceiling amount stipulated by the Internal Revenue Code. The Company's share of contributions totaled $62,687 and $62,101 for the years ended December 31, 2010 and 2009, respectively.

NOTE 9 - COMMITMENTS AND CONTINGENCIES

During 2009, the Company became subject to an investigation of their advertising practices by the Financial Industry Regulatory Authority (FINRA). In general, the alleged violation is that from 1996 through 2010, the Company's website contained numerous statements that failed to provide a fair and balanced treatment of risks, failed to provide a sound basis for evaluating the facts, and were false or misleading. During 2010, FINRA made a preliminary determination to recommend disciplinary action against the Company in regards to these claims. The Company is vigorously defending these claims and at this time the outcome of the case or potential liability to the Company is unknown.

NOTE 10 - SUBSEQUENT EVENTS

Management evaluated the activity of the Company through February 23, 2011 (the date the financial statements were available for issue) and concluded that no subsequent events have occurred that would require recognition in the financial statements or disclosures in the notes to the financial statements.

SUPPLEMENTAL INFORMATION

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

The Board of Directors
FISN, Inc.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained herein is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2011

FISN, Inc.

SUPPLEMENTAL INFORMATION

COMPUTATION OF NET CAPITAL UNDER SEC RULE 15C3-1 AND
RECONCILIATION TO UNAUDITED PART IIA OF SEC FORM X-17A-5

December 31, 2010

	As Reported in Part IIA Of FOCUS at 12/31/2010	Audit Adjustments	Per Audited Financial Statements
Stockholders' equity and tentative net capital	$ 1,418,530	$ (4,086)	$ 1,414,444
Less:			
Commissions receivable - other	2,795	-	2,795
Property and equipment, net of depreciation	48,397	(4,085)	44,312
Deferred tax asset	35,027	-	35,027
Deposit	10,410	-	10,410
Total deductions	96,629	(4,085)	92,544
Net capital	$ 1,321,901	$ (1)	$ 1,321,900
Aggregate indebtedness			
Total liabilities included on balance sheet	$ 170,228	$ 1	$ 170,229
Computation of basic net capital requirement Minimum capital required [under subparagraph (a)(2) of Rule 15c3-1]	$ 100,000		$ 100,000
Excess of net capital over minimum requirement	$ 1,221,901		$ 1,221,900
Net capital less greater of 10% of aggregate indebtedness or 120% of minimum capital required	$ 1,201,901		$ 1,201,900
Ratio of aggregate indebtedness to net capital	12.88%		12.88%

FISN, Inc.

SUPPLEMENTAL INFORMATION - CONTINUED

EXEMPTION FROM REQUIREMENTS UNDER SEC RULE 15C3-3

December 31, 2010

The Company does not receive or otherwise hold funds or securities for, or owe money or securities to, securities customers and does not otherwise carry customer accounts. Accordingly, the Company is exempt from Securities and Exchange Commission Rule 15c3-3 under the exemption allowed in Section (k)(2)(ii) and was in compliance with the conditions of exemption.

The Company is not required to furnish information relating to possession or control requirements because it is exempt from Rule 15c3-3.

Reznick Group
ACCOUNTING • TAX • BUSINESS ADVISORY

Reznick Group, P.C.
7700 Old Georgetown Road
Suite 400
Bethesda, MD 20814-6224
Tel: (301) 652-9100

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL

To the Board of Directors
FISN, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of FISN, Inc. (the Company) for the year ended December 31, 2010, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from

unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with accounting principles generally accepted in the United States of America such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010 to meet the SEC's objectives.

Reznick Group

ACCOUNTING • TAX • BUSINESS ADVISORY

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, FINRA and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Reznick Group, P.C.

Bethesda, Maryland
February 23, 2011